Contact:

Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Sophie Argiriou, Director,
Investor Communications
Tel: (514) 343-8815
Email : sargiriou@gildan.com

For Immediate Release

Gildan Activewear Announces Fourth Quarter and Full Year Fiscal 2007 Results, and Reconfirms EPS Guidance for Fiscal 2008

Montréal, Thursday, December 6, 2007 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fourth quarter and full fiscal year ended September 30, 2007. The Company also reconfirmed its earnings guidance for its 2008 fiscal year.

Fourth Quarter Sales and Earnings

Gildan reported fourth quarter net earnings of U.S. $40.9 million and diluted EPS of U.S. $0.34, after recording a restructuring charge in the quarter of U.S. $4.9 million after-tax or U.S. $0.04 per share, which was primarily related to the previously announced restructuring of the Company’s Canadian, Mexican and U.S. manufacturing facilities. Before reflecting the restructuring charge, adjusted net earnings and adjusted diluted EPS for the fourth quarter of fiscal 2007 amounted to U.S. $45.8 million or U.S. $0.38, up respectively 24.5% and 26.7% from adjusted net earnings of U.S. $36.8 million and adjusted diluted EPS of U.S. $0.30 in the fourth quarter of fiscal 2006. The growth in EPS compared to last year was due to higher gross margins for activewear, continuing growth in activewear unit sales volumes and the impact of income tax recoveries, partially offset by lower activewear selling prices, higher raw material costs and higher selling, general and administrative and depreciation expenses. The impact of the Kentucky Derby Hosiery acquisition was U.S. $0.01 accretive to EPS in the fourth quarter, as the negative impact of consuming high-cost inventories manufactured by external contractors was more than offset by the favourable impact of recognizing the tax benefit of Kentucky Derby Hosiery losses for the full fiscal year.

Sales in the fourth quarter amounted to U.S. $254.9 million, up 8.4% from U.S. $235.2 million in the fourth quarter of last year. The increase in sales revenues was due to an 8.9% increase in unit sales volumes for activewear and a 15.7% increase in unit sales volumes for socks, partially offset by a 1.4% reduction in unit selling prices for activewear compared to last year.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. Growth in overall industry shipments from U.S. distributors to screenprinters in the September quarter was 2.4%. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended September 30, 2007.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q4 2007	Q4 2006		Q4 2007 vs.	Q4 2007 vs.
			Q4 2006	Q4 2006
48.2%	42.7%	All products	16.1%	2.4%

49.1%	44.0%	T-shirts	15.4%	3.1%

45.5%	31.0%	Fleece	44.7%	(2.9)%

35.7%	33.3%	Sport shirts	2.1%	(5.3)%

Growth in the screenprint channel in international markets in the fourth quarter continued to be strong. Unit shipments in Europe increased by 20.9% compared with the fourth quarter of fiscal 2006.

Gross margins in the fourth quarter of fiscal 2007 were 32.2%, compared with 30.6% in the fourth quarter of fiscal 2006. Higher gross margins for activewear were partially offset by lower gross margins for socks. The increase in gross margins for activewear compared to last year was primarily due to further manufacturing efficiencies, partially offset by lower selling prices and higher cotton costs. The lower gross margins for socks, compared to the fourth quarter of last year, reflected the consumption of high-cost inventories from outside contractors which were used to support major new retail programs during the transition of manufacturing to Gildan’s new sock factory in Honduras. Virtually all of the basic men’s and boy’s products for these sock programs, as well as certain basic mass-market programs supplied by Prewett, are now being manufactured at Gildan’s new sock facility in Honduras.

Selling, general and administrative expenses in the fourth quarter were U.S. $27.9 million, or 10.9% of sales, compared to U.S. $23.6 million, or 10.1% of sales, in the fourth quarter of last year. The increase in selling, general and administrative expenses was primarily due to higher distribution costs and increased administration and information technology costs to support the Company’s continuing growth. The increase of U.S. $1.2 million in depreciation and amortization expenses was due to the Company’s continuing investments in capacity expansion.

The company recorded a tax recovery of U.S. $4.6 million in the fourth quarter which included the recognition of an income tax benefit of U.S. $3.1 million relating to the fiscal 2007 full year operating loss incurred by Kentucky Derby Hosiery. The tax benefit of operating losses may be recognized if there is sufficient assurance that losses will be utilized against expected future profits within the permitted time-frame. The Company also recognized tax benefits in the amount of U.S. $1.9 million relating to a prior taxation year which became statute-barred during fiscal 2007.

Full Year Sales and Earnings

Sales for the fiscal year ended September 30, 2007 were U.S. $964.4 million, up 24.7% compared to the same period last year. The growth in sales reflected the impact of a full year of sock sales, compared with only one quarter in fiscal 2006, and an increase of 11.3% in unit sales volumes for activewear, together with a higher-valued activewear product-mix, partially offset by a decrease in unit selling prices for activewear.

Net earnings in fiscal 2007 amounted to U.S. $130.0 million, or U.S. $1.07 per share on a diluted basis compared to net earnings of U.S. $106.8 million, or U.S. $0.88 per share, in fiscal 2006. Before the impact of restructuring and other charges, adjusted net earnings increased to U.S. $157.3 million, or U.S. $1.29 per share on a diluted basis, compared to adjusted net earnings of U.S. $126.8 million, or U.S. $1.05 per share, in fiscal 2006. The increase in adjusted net earnings and adjusted diluted EPS was due to favourable manufacturing efficiencies, growth in activewear unit sales volumes, a higher-valued product-mix for activewear and income tax recoveries, partially offset by lower unit selling prices for activewear, higher cotton costs, increased selling, general and administrative, depreciation and interest expenses, together with the dilutive impact of the Kentucky Derby Hosiery acquisition.

Fiscal 2007 Cash Flow

In fiscal 2007, cash flow from operating activities less cash flow from investing activities resulted in a net use of cash amounting to U.S. $43.5 million. The Company used U.S. $36.4 million to finance accounts receivable, including an increase in seasonal receivables due to higher fleece sales in the fourth quarter, U.S. $39.3 million to finance higher inventories including a temporary build-up of sock inventories in order to service new retail sock programs during the transition to offshore manufacturing, and U.S. $134.3 million for capital expenditures, primarily for the ramp-up of the Company’s major textile and sock manufacturing expansion projects in Honduras. The Company continues to have significant unused debt financing capacity and flexibility to invest in capital expenditures for further capacity expansion and cost reduction initiatives in excess of its current plans, as well as to pursue potential acquisition opportunities.

EPS, Capital Expenditure and Free Cash Flow Guidance for Fiscal 2008

The Company has reconfirmed its previous EPS guidance for fiscal 2008 of U.S. $1.85 per share, up 43.4% from U.S. $1.29 per share, before restructuring and other charges, in fiscal 2007. Although a selling price increase in the screenprint channel is currently being successfully implemented, the Company believes that it is premature to increase its fiscal 2008 EPS guidance, partially due to inflationary pressures on energy, dye and chemicals costs and also due to the overall uncertainty at this stage of the economic and market outlook for 2008. The Company is projecting EPS for the first quarter of fiscal 2008 of approximately U.S. $0.21 per share, up 50.0% from U.S. $0.14 in the first quarter of fiscal 2007. Projected results for the first quarter include the impact of the consumption of high-cost sock inventories produced during fiscal 2007, as well as the consumption of textiles produced in Canada prior to the closure of the Company’s remaining Canadian textile facilities.

The Company is now projecting capital expenditures of approximately U.S. $140 million in fiscal 2008, compared with its previous estimate of U.S. $155 million. The reduction in projected capital expenditures is primarily due to delays in the timing of a major energy cost reduction project in Honduras, combined with below budget spending for the new activewear facility currently being ramped up to full capacity in Honduras. The Company is completing the ramp-up of its new sock and textile facilities in Honduras and intends to proceed with the construction of a previously announced second sock factory. The Company is also evaluating the timing and geographical location for future textile capacity expansion, to support its ongoing growth initiatives in the U.S. mass-marketretail and international markets.

Including a projected reduction in inventories, the Company expects to generate free cash flow in fiscal 2008 in excess of U.S. $150 million, before taking account of its investment in the acquisition of V.I. Prewett & Son, Inc.

Disclosure of Outstanding Share Data

As of November 30, 2007, there were 120,426,127 common shares issued and outstanding along with 975,539 stock options and 924,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan will hold a conference call to discuss these results today at 5:00 PM Eastern Standard Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 69031945, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 74477958, until December 13, 2007 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; high reliance on computerized information systems; changes in accounting policies and estimates; and, disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company’s future results.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share, and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 1 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in US$ millions, except per share amounts)
	Q4 2007	Q4 2006	YTD 2007	YTD 2006
Net earnings	40.9	16.8	130.0	106.8
Restructuring and other charges	5.7	20.4	28.0	20.4
Less: income tax effect thereon	(0.8)	(0.4)	(0.7)	(0.4)
Adjusted net earnings	45.8	36.8	157.3	126.8

Diluted EPS	0.34	0.14	1.07	0.88
Restructuring and other charges, net of tax	0.04	0.17	0.22	0.17
Adjusted diluted EPS	0.38	0.30	1.29	1.05
EPS amounts may not add due to rounding

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S. $ millions)
	Q4 2007	Q4 2006	YTD 2007	YTD 2006
Cash flows from operating activities	19.1	33.6	91.2	94.7
Cash flows from investing activities	(31.0)	(46.1)	(134.7)	(96.1)
Add back:
Acquisition of Kentucky Derby	-	19.9	-	19.9
Free cash flow	(11.9)	7.4	(43.5)	18.5
Certain minor rounding variances exist between the financial statements and these summaries.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

		Three months ended		Twelve months ended
	September 30, 2007	October 1, 2006	September 30, 2007	October 1, 2006
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$254,856	$235,152	$964,429	$773,190
Cost of sales	172,722	163,084	655,280	521,095

Gross profit	82,134	72,068	309,149	252,095

Selling, general and administrative expenses	27,899	23,641	110,979	84,388
Restructuring and other charges (note 1)	5,673	20,386	28,012	20,386

Earnings before the undernoted items	48,562	28,041	170,158	147,321

Depreciation and amortization	10,256	9,072	38,777	32,383
Interest, net	1,397	1,039	4,898	3,067
Non-controlling interest in income of
consolidated joint venture	653	20	1,278	260

Earnings before income taxes	36,256	17,910	125,205	111,611

Income tax (recovery) expense	(4,610)	1,122	(4,815)	4,782

Net earnings	$40,866	$16,788	$130,020	$106,829

Basic EPS	$0.34	$0.14	$1.08	$0.89

Diluted EPS	$0.34	$0.14	$1.07	$0.88

Weighted average number of shares outstanding (in thousands)
Basic	120,401	120,209	120,340	120,103
Diluted	121,577	121,340	121,538	121,252

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	September 30, 2007	October 1, 2006	September 30, 2007	October 1, 2006
	(unaudited)	(unaudited)	(audited)	(audited)
Cash flows from operating activities:
Net earnings	$40,866	$16,788	$130,020	$106,829
Adjustments for:
Depreciation and amortization	10,857	9,072	42,270	32,383
Impairment loss and writedown of property,
plant and equipment	-	15,149	3,560	15,149
Loss (gain) on disposal of assets held for sale
and property, plant and equipment	658	22	(1,198)	1,197
Stock-based compensation costs	665	65	1,814	908
Future income taxes	(5,709)	919	(8,919)	1,764
Non-controlling interest	653	20	1,278	260
Unrealized foreign exchange loss	1,785	1,490	3,226	843
	49,775	43,525	172,051	159,333
Changes in non-cash working capital balances:
Accounts receivable	(20,126)	(16,981)	(36,392)	(41,058)
Inventories	(8,425)	(9,035)	(39,310)	(35,435)
Prepaid expenses and deposits	1,614	2,003	(2,202)	95
Accounts payable and accrued liabilities	(4,446)	14,545	(3,327)	11,046
Income taxes payable	681	(485)	343	740
	19,073	33,572	91,163	94,721

Cash flows from (used in) financing activities:
Decrease in bank indebtedness	(3,500)	(17,830)	(3,500)	(17,830)
Increase in amounts drawn under revolving	19,000	-	49,000	-
long-term credit facility
Repayment of other long-term debt	(2,253)	(4,587)	(23,201)	(23,866)
Increase in other long-term debt	-	-	-	691
Repayment of capital leases	-	(186)	-	(186)
Proceeds from the issuance of shares	302	194	1,251	1,808
	13,549	(22,409)	23,550	(39,383)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(25,967)	(26,188)	(134,282)	(80,183)
Acquisition of Kentucky Derby Hoisery Co., Inc	-	(19,911)	-	(19,911)
Proceeds from the sale of assets held for sale	244	-	6,668	5,027
(Increase) decrease in other assets	(5,289)	21	(7,075)	(986)
	(31,012)	(46,078)	(134,689)	(96,053)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	103	39	219	(80)

Net increase (decrease) in cash and cash equivalents
during the period	1,713	(34,876)	(19,757)	(40,795)

Cash and cash equivalents, beginning of period	7,537	63,883	29,007	69,802

Cash and cash equivalents, end of period	$9,250	$29,007	$9,250	$29,007

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
 Consolidated Balance Sheets
(in thousands of U.S. dollars)

	September 30, 2007	October 1, 2006
	(audited)	(audited)

Current assets:
Cash and cash equivalents	$9,250	$29,007
Accounts receivable	206,088	165,870
Inventories	239,963	200,653
Prepaid expenses and deposits	7,959	5,757
Future income taxes	2,610	5,298
	465,870	406,585

Property, plant and equipment	377,617	302,677
Other assets	11,426	4,501
Assets held for sale	6,610	-
Intangible assets	2,024	9,513
Future income taxes	10,939	4-

Total assets	$874,486	$723,276

Current liabilities:
Bank indebtedness	$-	$3,500
Accounts payable and accrued liabilities	116,683	117,984
Income taxes payable	2,949	2,269
Current portion of long-term debt	3,689	21,820
	123,321	145,573

Long-term debt (note 2)	55,971	12,041
Future income taxes	24,612	29,443
Non-controlling interest in consolidated joint venture	6,932	5,654

Shareholders' equity:
Share capital	88,061	86,584
Contributed surplus	3,953	2,365
Retained earnings	545,388	415,368
Accumulated other comprehensive income	26,248	26,248
	663,650	530,565

Total liabilities and shareholders' equity	$874,486	$723,276

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

For complete notes to the consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.     The following table summarizes the components of restructuring and other charges:

	Three months ended		Twelve months ended
	September 30,	October 1,	September 30,	October 1,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(audited)	(audited)
Accelerated depreciation	$601	$-	$3,493	$-
Loss (gain) on disposal of
assets held for sale	306	-	(1,530)	-
Asset impairment loss	-	15,149	3,560	15,149
Severance	260	2,141	13,619	2,141
Charge to comply with
employment contract	-	1,456	-	1,456
Other	4,506	1,640	8,870	1,640
	$5,673	$20,386	$28,012	$20,386

2.     As at September 30, 2007, long-term debt includes $49 million drawn on the Company’s $300 million revolving long-term credit facility, which matures in June 2012. There were no amounts drawn under this facility at October 1, 2006.

3.     October 15, 2007, the Company acquired 100% of the capital stock of V.I.Prewett & Son, Inc. (Prewett), a U.S. private label supplier of basic family socks to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The Company paid $125 million on closing, and also placed $10 million in escrow to provide a further contingent increase in the purchase price of the acquisition. These funds were drawn under the Company’s revolving long-term credit facility. The Company has not yet finalized the allocation of the purchase price for this acquisition.

The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

4.     Certain comparative figures have been reclassified in order to conform to the current period’s presentation.